EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratios)

Six Months Ending 30-June-03
Earnings available for fixed charges:
Earnings (loss) before income taxes (1)	$40,476
Add: Equity loss of minority-owned companies	888
Add: Dividends received from investees under the equity method	973
Add: Minority interest expense in majority-owned subsidiaries	301
Add: Fixed charges before capitalized interest	34,460
Add: Amortization of capitalized interest	3,658

Total earnings available for fixed charges	$80,756

Fixed charges:
Interest expense	$24,763
Interest portion of rental expense	9,679
Amortization of discount related to indebtedness	18

Total fixed charges before capitalized interest	34,460
Capitalized interest	3,000

Total fixed charges	$37,460

Ratio of earnings to fixed charges	2.16

(1)	Includes restructuring and impairment charges of $7.9 million ($4.7 million after-tax, or $0.04 per diluted share).